No. __

US $ $1,000.00   **June __, 2016**

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Alliance Freight Lines Inc., a Delaware corporation ("Maker"), hereby promises to pay to the order of [_____]. (the "Holder"), the principal amount of One Thousand Dollars ($1,000.00) (the "Principal Amount"), together with interest thereon as provided below.

ARTICLE I

TERMS OF REPAYMENT

1.   Principal and Interest. Interest shall accrue on the outstanding principal balance of this Note at a rate per annum equal to Eight Percent (8%). Interest shall be payable quarterly in arrears commencing on December 30, 2016, and continuing on the last business day of each December, March and June thereafter, except that the entire unpaid balance of the Principal Amount, accrued Interest and all other amounts due and payable hereunder, if not sooner paid, shall be due and payable in full on or before the Maturity Date (as hereinafter defined). Interest hereunder shall be computed on the basis of a 360-day year for the actual number of days elapsed.

2.   Application of Payments. All payments by the Maker under this Note shall first be credited against costs and expenses provided for hereunder, second to the payment of any penalties, third to the payment of accrued and unpaid interest, if any, and the remainder shall be credited against the Principal Amount. All payments due hereunder shall be payable in legal tender of the United States of America, and in same day funds delivered to the Holder by cashier's check, certified check, or any other means of guaranteed funds to the mailing address provided below, or at such other place as the Holder or any successor holder hereof shall designate in writing for such purpose from time to time. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and Interest, if any, shall be payable thereon during such extension.

3.   Maturity Date. All outstanding principal and interest shall be payable on December __, 2019 (the "Maturity Date"), or as sooner provided herein, to the Holder, his heirs, successors or assigns.

4.   Senior Indebtedness. This Note shall constitute the Senior Unsecured Indebtedness of the Maker and is unsecured. The indebtedness evidenced by this Note is senior to the prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Subordinated Indebtedness of the Maker and junior in payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Secured Indebtedness of the Maker to the extent of the assets securing such Secured Indebtedness. The term "Senior Indebtedness" shall mean: (i) the Principal Amount and premium, if any, and Interest and expenses on any indebtedness of the Maker to Holder under this Note, and (ii) all amendments, modifications, renewals, extensions and refinancings of the Senior Indebtedness as defined in clause (i) above. The term "Secured Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, that is secured by all or part of the assets of the Maker. The term "Subordinated Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, which is contractually subordinate or junior in right of payment to the Secured Indebtedness and this Note. Maker represents and warrants to Holder that the Subordinated Indebtedness includes all the existing indebtedness of the Maker as of the date first above written.

     5.   ***Exemption from Restrictions***. It is the intent of the Maker and the Holder in the execution of this Note that the indebtedness hereunder be exempt from the restrictions of the usury laws of any applicable jurisdiction. The Maker and the Holder agree that none of the terms and provisions contained herein shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of any applicable jurisdiction. In such event, if any holder of this Note shall collect monies which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the laws of any applicable jurisdiction, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of such holder, be credited to the payment of this Principal Amount due hereunder or returned to the Maker.

ARTICLE II

COVENANTS

     6.   ***Conversion into Common Stock***

     a.   At any time before the Maturity Date, Maker shall have the right, but not the obligation, to cause the Holder to convert this Note into Common Stock of the Maker or any security convertible into Common Stock of the Maker (the "Conversion Shares"), based on a conversion price equal to seventy-five (75%) percent of the trailing twenty (20) average closing bid price for the Maker's common stock as quoted on any major national exchange or automated quotation system (the "Conversion Price")

     b.   Maker shall give written notice of its decision to exercise its right to convert the Note or part thereof by delivering an executed and completed notice of conversion setting forth the amount of the Note to be converted, the conversion date and Conversion Price ("Notice of Conversion") to Holder. Holder will not be required to surrender the Note until the Note has been fully converted or satisfied. Each date on which a Notice of

Conversion is faxed to the Company in accordance with the provisions of this Section shall be deemed a "Conversion Date" hereunder.

        c.   As promptly as practical after the conversion, Maker will instruct or cause the transfer agent to deliver certificates representing the Conversion Shares to Holder via express courier for receipt within three (3) business days after receipt by Maker of the Notice of Conversion (the "Delivery Date"). A new promissory note representing the balance of the Note not so converted and containing the same provisions and terms as set forth in this Note will be provided to Holder, if requested by Holder, provided the original Note is delivered to Maker. The issuance of certificates for Conversion Shares shall be made without charge to Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

        d.   No fractional shares of Common Stock shall be issued upon conversion. In lieu of Maker issuing any fractional shares to the Holder upon the conversion, Maker shall round such number of shares to be issued to Holder to the next highest number of shares.

7.   ***Covenants of Maker regarding Shares.***

        a.   In the event Maker should at any time or from time to time after the date of issuance hereof while this Note (or any new note) is outstanding (i) fix a record date for the effectuation of a split or subdivision of the outstanding shares of common stock or the determination of holders of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or the Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), or (ii) issue any Common Stock Equivalents for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issuance, or issue rights, options or warrants to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock or Common Stock Equivalents at a price per share less than the Conversion Price, or issue other securities or debt that are convertible into or exchangeable for shares of <u>Common Stock Equivalents</u> entitling any person to acquire shares of Common Stock, at a price per share less than the Conversion Price, or any other event which might result in a change in the percentage or number of Conversion Shares Holder is entitled to hereunder, then, as of such record date, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased, as the case shall be, so that the number of shares of common stock issuable upon conversion shall be increased in proportion to such increase of outstanding shares, and Maker shall take whatever measures are necessary to insure that the Holder's share ownership in Maker which the Note may be converted into would not be reduced. Any adjustments required hereunder shall be deemed effective retroactive to the applicable record date. Whenever the Conversion Price is adjusted pursuant to this Note, the Maker shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

b. In case of (i) a capital reorganization, reclassification or recapitalization of the Maker's capital stock (other than in the cases referred to in Section 8(c) hereof), (ii) the Maker's consolidation or merger with or into another corporation in which the Maker is not the surviving entity, or a reverse triangular merger in which the Maker is the surviving entity but the shares of the Maker's capital stock outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of the Maker's property as an entirety or substantially as an entirety, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of this Note or any portion thereof (in lieu of or in addition to the number of shares of Common Stock therefore deliverable, as appropriate), and without payment of any additional consideration, the number of shares of stock or other securities or property would otherwise have been deliverable to Holder had the Holder converted this Note or any portion thereof immediately prior to such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 8(b) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of this Note. If the per-share consideration payable to the Holder for shares of Common Stock in connection with any transaction described in this Section 8(b) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Maker's Board of Directors.

c. If the Maker changes any of the securities as to which purchase rights under this Note exist into the same or a different number of securities of any other class or classes, this Note shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Note immediately prior to such reclassification or other change and the Conversion Price therefor shall be appropriately adjusted.

d. Maker shall at times reserve and keep available out of its authorized but unissued shares of common stock solely for the purposes of effecting the conversion of this Note such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of this Note.

e. Maker is aware and acknowledges that conversion of the Note could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of common stock. Maker warrants that no rights have been granted to any holder of common stock that would prevent dilution or enlargement of the rights held by Holder hereunder.

8. ***Indemnification.*** Maker shall, at Maker's expense, protect, defend, indemnify, save and hold Holder harmless against any and all claims, demands, losses, expenses, damages, causes of action (whether legal or equitable in nature) asserted by any person or entity arising out of, caused by or relating to this Note, including without limitation the construction of the Note and the use or application of the proceeds of this Note, and Maker shall pay Holder upon demand all claims, judgments, damages, losses and expenses (including court costs and reasonable attorneys' fees and expenses) incurred by Holder as a result of any legal or other action arising out of this Note as aforesaid.

ARTICLE III

DEFAULT

9. ***Notice of Default; Waivers.*** So long as any amount under this Note shall remain unpaid, the Holder will endeavor to, unless the Maker otherwise consents in writing, promptly give written notice to the Maker in reasonable detail of the occurrence of any Event of Default, but the failure to do so shall not result in any limitation on the liability of the Maker under this Note or result in any liability of Holder. Notwithstanding the foregoing, Maker hereby irrevocably waives demand, presentment, notice of dishonor or nonpayment, protest and notice of protest, and diligence in collecting, and consent to substitution, release, or extensions, of time for payment, renewals of this Note and acceptance of partial payments, whether before, at, or after maturity, all or any of which may be made without notice and without affecting Maker's liability to Holder under this Note.

10. ***Events of Default.*** Any of the following events shall constitute an "Event of Default" hereunder:

a. Any failure to pay the Principal Amount of, Interest on or other charges in respect of this Note when due and payable hereunder.

b. The Maker or any subsidiary of the Maker shall commence, or there shall be commenced against the Maker or any subsidiary of the Maker under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker or any subsidiary of the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker or any subsidiary of the Maker or there is commenced against the Maker or any subsidiary of the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Maker or any subsidiary of the Maker suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker makes a general assignment for the benefit of creditors; or the Maker or any subsidiary of the Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Maker or any subsidiary of the Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Maker or any subsidiary of the Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Maker or any subsidiary of the Maker for the purpose of effecting any of the foregoing;

c.   The Maker or any subsidiary of the Maker shall be a party to any Change of Control Transaction, meaning the occurrence of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of Maker (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (ii) the merger, consolidation or sale of fifty percent (50%) or more of the assets of Maker or any subsidiary of Maker in one or a series of related transactions with or into another entity, or (iii) the execution by Maker or any subsidiary of Maker of an agreement to which it is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii); or

d.   The Maker or its subsidiaries shall fail to observe or perform any other covenant, agreement or warranty herein, or otherwise breaches or defaults upon any provision of this Note or any other agreement with Holder, including, without limitation, the Security Agreement or Guaranty.

11.   *Acceleration.* Upon any Event of Default (in addition to any other rights or remedies provided for under this Note), at the option of the Holder or any holder hereof, all sums evidenced hereby, including all Principal Amount, accrued but unpaid Interest, fees and all other amounts due hereunder, shall become immediately due and payable. If an Event of Default relating to certain events of bankruptcy or insolvency of the Maker occurs and is continuing, the Principal Amount of and Interest, if any, on this Note will become and be immediately due and payable without any declaration or other act on the part of the Holder or any holder hereof. This Note shall bear interest at the rate of twenty-five (25%) percent per annum upon the occurrence of an Event of Default ("Default Interest"). Payments of the Default Interest shall be due every thirty (30) days following the occurrence Event of Default.

12.   *No Waiver.* Failure of the Holder or any holder hereof to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent Event of Default, or in the event of continuance of any existing Event of Default after demand or performance thereof. Nothing herein shall limit the Holder's right to pursue actual damages or declare an Event of Default for Maker's failure to deliver certificates representing Shares within the periods specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages hereunder or under applicable law.

13. ***Pursuit of any Remedy.*** The Holder or holder hereof may pursue any remedy under this Note without notice or presentment. The Holder or any holder hereof has the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Holder or any such holder hereof under this Note.

ARTICLE IV

MISCELLANEOUS

14. ***Amendments.*** No amendment or waiver of any provision of this Note, nor consent to any departure by the Maker herefrom, shall in any event be effective unless the same shall be in writing and signed by the Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

15. ***Notices.*** All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied, or delivered, to the Maker or the Holder, as applicable, at their respective addresses specified on the signature page hereof, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied with receipt confirmed, respectively.

16. ***No Waiver; Remedies.*** No failure on the part of the Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. All rights, powers and remedies of the Holder in connection with this Note are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

17. ***Severability; Headings.*** If any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provisions of this Note and the remaining provisions of this Note shall remain in full force and effect. Article and paragraph headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose or be given any substantive effect.

18. ***Binding Effect; Transfer.*** This Note shall be binding upon and inure to the benefit of the Holder and their respective successors and assigns. The Holder may assign or otherwise transfer, or grant participations in, this Note or all or any portion of its rights hereunder or its interest herein to any person or entity, without the prior written consent of the Maker. The Maker may not assign or otherwise transfer its rights or obligations hereunder or any interest herein without the prior written consent of the Holder. Any attempted assignment by the Maker in contravention of this paragraph shall be null and void and of no force or effect.

19. **_Enforcement._** It is agreed that time is of the essence of this Note and in the event of default of the terms of this Note, the Maker agrees to pay all costs of collection or enforcement, including reasonable attorneys' fees, incurred by Holder.

20. **_Governing Law, Venue, Waiver of Jury Trial._** This Note shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of New York without regard to conflicts of laws principles. The venue of any legal proceeding taken in connection with this Note will be New York, New York. THE MAKER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE HOLDER'S ACCEPTANCE OF THIS NOTE.

21. **_Independence of Covenants._** All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or event which with notice or lapse of time or both would become an Event of Default if such action is taken or condition exists.

22. **_Replacement Note._** If this Note is mutilated, lost, stolen or destroyed, the Maker shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed upon receipt of an affidavit of Holder evidencing such loss, theft or destruction, and of the ownership hereof.

23. **_Interpretation._** The Holder and the Maker hereby waive the benefit of any statute or rule of law or judicial decision which would otherwise require that the provisions of this Note be construed or interpreted more strongly against the party responsible for the drafting thereof.

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IN WITNESS WHEREOF, this Note has been issued as of date first written above.


MAKER:

Alliance Freight Lines Inc.

_____

By:
Its: President


Mailing Address of Holder:

_____

_____

_____

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